

Mail Stop 4561
Via Fax (571) 382-1002

January 29, 2010

Ronald W. Johnston
Chief Financial Officer
Tier Technologies, Inc.
10780 Parkridge Blvd., Suite 400
Reston, VA 20191

>   **Re: Tier Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed on November 10, 2009**
>   **Form 10-K/A for the Fiscal Year Ended September 30, 2009**
>   **Filed on January 28, 2010**
>   **File No. 001-33475**

Dear Mr. Johnston:

        We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 8. Financial Statements and Supplementary Data

Note 11. Restructuring, page 60

1.   Tell us how you considered providing the information in your restructuring
        footnote by reportable segment (i.e. EPS and Wind-down) pursuant to paragraph
        ASC 420-10-50 (paragraph 20(d) of SFAS 146).

Note 15. Discontinued Operations, page 66

2.   Tell us how you considered disclosing the gain or loss recognized on the sale of your Financial Management Systems business in November 2008 and your Unemployment Insurance ("UI") business in February 2009 pursuant to ASC 205-20-50 (paragraph 47(b) of SFAS 144).

Certain Relationships and Related Transactions and Director Independence, page 74

3.   We note that on page 60 of your Form 10-K you disclose transactions with two related parties, Edgar, Dunn & Company and ITC Deltacom, Inc. Please tell us why you have not included disclosure in this section regarding those transactions pursuant to Item 404(a) of Regulation S-K.

Exhibits, Financial Statements and Schedules, page 75

4.   We note that you are substantially dependent upon your contract with the IRS to provide payment services for federal tax payments (which contributed 19.8% of your EPS revenue for fiscal year 2009). We also note that as of September 30, 2009, you leased over 95,000 square feet of space throughout the country, and that you have related party agreements for consultancy services from Edgar, Dunn & Company and telecom services from ITC Deltacom. Please tell us why you have not filed these agreements as exhibits. Refer to Item 601(b)(10) and Item 404 of Regulation S-K.

Form 10-K/A for the Fiscal Year Ended September 30, 2009

Executive Compensation

Compensation Discussion and Analysis, page 8

General

5.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Rossetti's stock awards and non-equity incentive compensation granted in fiscal 2009 relative to other named executive officers. We would expect to see a more detailed analysis of how and why the compensation of your highest-paid named executive officer differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

6.   We note that in determining the appropriate compensation level and structure, the Compensation Committee focuses on Tier's goals, as well as each executive's roles and responsibilities; level and type of skills, training, experience and leadership qualities; current compensation; and contributions to the achievement of Tier's goals. Please consider a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for each executive, i.e., for each executive, what specific "type of skills, training, experience and leadership qualities" resulted in the compensation paid.

7.   Although we note that there were no base salary increases for 2009, we also note your statement that base salary increases are determined by evaluating base salary currently in place; the performance and achievements of the individual for the review period and individual-specific and overall contributions to Tier. In future filings, to the extent there are base salary increases in a fiscal year, you should discuss the specific factors for each individual that resulted in the base salary increase.

8.   We note that if performance targets for the fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. Please consider clarifying the degree of discretion that the Compensation Committee has and the circumstances under which the discretion would be used.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Staff Attorney, at (202) 551-3503.

Sincerely,

Kathleen Collins
Accounting Branch Chief